UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 20, 2023

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 20, 2023, Arrival (the “Company”) issued a press release announcing that the Nasdaq Stock Market LLC (“Nasdaq”) has determined to grant the Company an exception to Listing Rule 5250(c)(1), giving the Company an extension of the deadline to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on July 20, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: July 20, 2023

Exhibit 99.1

Nasdaq Grants ARRIVAL Required Extension to File its Annual Report on Form 20-F

LUXEMBOURG – July 20, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles, today announced that the Nasdaq Stock Market LLC (“Nasdaq”) has determined to grant Arrival an exception to Listing Rule 5250(c)(1) (the “Rule”), giving Arrival an extension of the deadline to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (the “2022 20-F”).

As Arrival announced in its press release dated May 5, 2023, on May 2, 2023, Arrival received a deficiency letter from Nasdaq notifying Arrival that due to its failure to file the 2022 20-F within the prescribed period of time, Arrival no longer complied with the Rule, which requires timely filing of all required periodic financial reports with the U.S. Securities and Exchange Commission. Nasdaq informed Arrival that it had sixty (60) calendar days to submit a plan of compliance (the “Plan”) to Nasdaq detailing how the Company planned to file the 2022 20-F and regain compliance with Nasdaq’s continued listing requirements.

Arrival has submitted the Plan to Nasdaq, which Nasdaq has accepted. Based on its further review and the Plan, Nasdaq has determined to grant an exception to the filing deadline under the Rule to enable the Company to regain compliance with the Rule. Under the terms of the exception, Arrival must file the 2022 20-F on or before October 30, 2023. In the event Arrival does not satisfy the terms of the exception, Nasdaq will provide Arrival with written notification that its securities will be delisted, at which time Arrival may appeal Nasdaq’s determination to a Hearings Panel.

Arrival is working diligently to complete the 2022 20-F and aims to file the report as soon as practicable, on or before October 30, 2023.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws related to the filing of the 2022 20-F. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Contacts:

For Arrival

Media
pr@arrival.com

Investors
Cody Slach and Tom Colton
Gateway Group
949-574-3860
ARVL@gateway-grp.com

IR@arrival.com